UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-35224

Xunlei Limited

4/F, Hans Innovation Mansion, North Ring Road

No. 9018 High-Tech Park, Nanshan District

Shenzhen, 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By:	/s/ Tao Thomas Wu
Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: May 21, 2015

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE FIRST QUARTER ENDED MARCH 31, 2015

SHENZHEN, China, May 20, 2015 – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), China’s leading provider of acceleration products and services, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Financial Summary (results presented herein exclude Xunlei Kankan, discontinued operations, unless specified otherwise1)

•	Total revenues were US$30.2 million, an 8.4% decrease from the corresponding period of last year and a 14.9% decrease from the previous quarter.

•	Subscription revenues were US$21.2 million, a 14.7% decrease from the corresponding period of last year and an 8.5% decrease from the previous quarter.

•	Operating loss was US$1.4 million, compared with operating income of US$3.8 million in the corresponding period of last year and operating income of US$1.2 million in the previous quarter.

•	Non-GAAP operating income [2] was US$0.8 million, compared with US$4.9 million in the corresponding period of last year and $3.7 million in the previous quarter.

•	Net income from continuing operations was US$2.4 million, compared with US$4.6 million in the corresponding period of last year and US$7.2 million in the previous quarter.

•	Non-GAAP net income from continuing operations was US$4.6 million, compared with US$5.5 million in the corresponding period of last year and US$9.7 million in the previous quarter.

Mr. Sean Zou, Chairman and Chief Executive Officer of Xunlei, commented on the results: “Our first quarter revenue was within our guidance range as we continue to focus on our key strategic imperative. The ongoing transition to mobile internet is a critical factor to our planned long-term growth. We remain steadfast in our cooperation with Xiaomi, and our efforts to expand our presence in the mobile space continue apace with Project Crystal and create long term value for our shareholders.”

Mr. Tom Wu, Chief Financial Officer of Xunlei, added, “The pending divestiture of Xunlei Kankan is a key step for us to resharpen our strategic focus and shift resources to drive future growth, which we believe will help to improve our cash flow and financial results.”

First Quarter 2015 Results (results presented herein exclude Xunlei Kankan, discontinued operations, unless specified otherwise)

[1]	In March 2015, the Company decided to dispose of its entire stake in Xunlei Kankan, its online video streaming business. See “Strategic Divestment of Xunlei Kankan”. According to applicable accounting standards, assets and liabilities related to Xunlei Kankan, including comparatives, are reclassified as held for sale; while results of operations related to Xunlei Kankan, including comparatives, are reported as loss from discontinued operations. Figures presented in this release are related to continuing operations only, excluding results from Xunlei Kankan unless indicated otherwise.
[2]	Non-GAAP financial measures in this release exclude share-based compensation expenses and gain/loss on fair value change of warrants liabilities. See “About Non-GAAP Financial Measures” at the end of this release.

Total Revenues

Total revenues were US$30.2 million, down 8.4% year-over-year and 14.9% sequentially. Subscription revenues declined year-over-year and sequentially, while revenues generated by other internet value-added services were up 18.2% year-over-year and down 26.8% sequentially.

Subscription: Revenues from subscriptions were US$21.2 million, down 14.7% year-over-year and 8.5% sequentially. The decrease in revenues both year-over-year and sequentially is partly attributable to the decline in number of subscribers, from 4.95 million as of December 31, 2014 to 4.88 million as of March 31, 2015.

Other internet value-added services: Revenues from other internet value-added services were US$8 million, up 18.2% year-over-year and down 26.8% sequentially. The sequential decline was largely driven by fluctuations in client game revenues.

Cost of Revenues

Cost of revenues was US$12.1 million, down 14.0% year-over-year. The decrease was primarily a result of decrease in bandwidth costs.

Bandwidth costs: Bandwidth costs were US$7.4 million, down 15.7% year-over-year. The decrease was mainly due to both reduced bandwidth usage and cost savings contributed by Project Crystal.

Gross Profit and Gross Margin

Gross profit for the quarter was US$18.0 million, up 0.7% year-over-year. Gross margin was 59.7%, up from 54.4% in the same quarter last year. The increase in gross margin was primarily attributable to the decrease in bandwidth costs as a percentage of revenues as well as lower sales taxes as a result of the pilot value-added tax (“VAT”) reform program implemented by the PRC government in the second quarter of 2014, which had changed business tax to VAT for certain industries.

Operating Expenses

Total operating expenses for the quarter were US$19.5 million, up 38.1% year-over-year. The increase was primarily attributable to an increase in staff compensation expenses, including share-based compensation.

Sales and marketing expenses

Sales and marketing expenses for the quarter were US$2.9 million, accounting for 9.6% of total revenues, compared with 8.9% in the corresponding period of last year.

General and administrative expenses

General and administrative expenses for the quarter were US$7.2 million, accounting for 23.7% of total revenues, compared with 17.4% in the corresponding period of last year.

Research and development expenses

Research and development expenses for the quarter were US$9.4 million, accounting for 31.2% of total revenues, compared with 16.5% in the corresponding period of last year. The increase was mainly due to the rise in staff compensation expenses, including share-based compensation.

Operating Income / Loss

Operating loss in the first quarter of 2015 was US$1.4 million, compared with an operating income of US$3.8 million in the corresponding period of last year.

Loss from discontinued operations

Loss from discontinued operations, which represents loss from Xunlei Kankan, in the first quarter of 2015 was US$7.0 million, compared with a loss of US$4.5 million in the corresponding period of last year.

Net Income and EPS

Net income from continuing operations was US$2.4 million in the first quarter of 2015, compared with US$4.6 million in the corresponding period of last year. Non-GAAP net income from continuing operations was US$4.6 million in the first quarter of 2015, compared with US$5.5 million in the corresponding period of last year.

Diluted income per ADS from continuing operations in the first quarter of 2015 was US$0.0401. Non-GAAP diluted income from continuing operations per ADS in the first quarter of 2015 was US$0.0738.

Cash Balance

As of March 31, 2015, the Company had cash, cash equivalents and short-term investments of US$430.9 million, compared with US$433.7 million as of December 31, 2014.

Strategic Divestment of Xunlei Kankan

On March 31, 2015, the Company entered into a legally binding framework agreement with Beijing Nesound International Media Corp., Ltd. (“Nesound”), an independent third party, to sell the Company’s entire stake in its online video streaming platform, Xunlei Kankan, for a total consideration of RMB130 million. The Company received a deposit of RMB26 million in April 2015. In May 2015, the Company signed definitive share and asset transfer agreements with Nesound to effect such sale. The transaction is currently scheduled to be completed by the end of the second quarter of 2015, although the completion remains subject to the fulfilling of certain closing conditions specified in the signed agreements, which include the transfer of domain names and other assets and businesses of Xunlei Kankan and the application for the transfer of permits and licenses required for Xunlei Kankan’s operations.

Outlook

The Company remains confident that its mobile strategy will yield positive future results, and looks to deepen its business cooperation with Xiaomi, which the Company expects to serve as a key driver for its continued transition to mobile internet. In the near term, the Company expects its PC-based download acceleration subscriptions to decline due to the continuing government scrutiny of internet content in China, and as a result the Company expects to continue to experience a negative impact on its subscription revenues. The Company is continuing its efforts to comply with the government’s internet content campaign and as such, saw a reduction in the number of total subscribers in the first quarter of 2015. In addition, the Company has permitted temporary suspension of services to about 390,000 existing subscribers as of the end of the first quarter of 2015.

Guidance for Second Quarter 2015

For the second quarter of 2015, Xunlei estimates total revenues from continuing operations to be between US$25 million to US$29 million, the midpoint of the range representing a year over year decrease of 18.9% and a quarter-over-quarter decline of 10.6%, respectively. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and change could be material.

Conference Call Details

Xunlei’s management will host a conference call at 8:00 a.m. US Eastern Time (8:00 p.m. Beijing/Hong Kong Time) on May 21, 2015, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654
Hong Kong:	800-906-606
United States:	+1-855-500-8701
International:	+65 6723-9385
Passcode:	42446861

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065
Hong Kong:	800-963-117
United States:	+1-855-452-5696
International:	+61-2-9003-4211
Replay Passcode:	42446861
Replay End Date:	May 29th, 2015

About Xunlei

Xunlei Limited (“Xunlei”) is the No. 1 acceleration product provider in China as measured by market share in March 2015, according to iResearch. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users’ digital media content access and consumption needs.

IR Contact:

Fleishman-Hillard

Email: hkg.xnet@fleishman.com]

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations, the “Outlook” and “Guidance” sections in this press release, as well as the Company’s strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the Internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and gain/loss on fair value change of warrants liabilities which (1) may not be indicative of Xunlei’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to Xunlei’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	March 31, 2015	December 31, 2014
	US$	US$

Assets
Current assets:
Cash and cash equivalents	388,018	404,275
Short-term investments	42,838	29,427
Accounts receivable, net	4,801	5,180
Deferred tax assets	2,773	2,091
Due from related parties	16	22
Prepayments and other current assets	11,383	14,265
Held-for-sale assets	39,172	48,145

Total current assets	489,001	503,405

Non-current assets:
Long-term investments	7,101	5,498
Deferred tax assets	10,399	10,862
Property and equipment, net	15,601	16,408
Intangible assets, net	15,063	15,100
Goodwill	23,149	23,237
Other long-term prepayments and receivables	7,773	5,852

Total assets	568,087	580,362

Liabilities
Current liabilities:
Accounts payable	15,234	14,937
Due to a related party	50	84
Deferred revenue and income, current portion	27,611	27,745
Income tax payable	2,544	2,554
Accrued liabilities and other payables	20,779	30,793
Held-for-sale liabilities	25,922	26,438

Total current liabilities	92,140	102,551

Non-current liabilities:
Deferred revenue and income, non-current portion	7,430	7,294
Deferred tax liability, non-current portion	7,575	8,552
Due to related parties, non-current portion	4,187	4,137
Other long-term payable	817	807

Total liabilities	112,149	123,341

Commitments and contingencies
Equity
Common shares (USD0.00025 par value, 1,000,000,000 shares authorized, 357,886,089 shares issued and 327,611,487 shares outstanding as at December 31, 2014; 368,441,194 shares issued and 335,676,274 shares outstanding as at March 31, 2015)	84	82
Additional paid-in-capital	450,275	446,202
Accumulated other comprehensive income	5,303	5,894
Statutory reserves	5,132	5,132
Treasury shares	8	7
Retained earnings / (Accumulated deficits)	(3,719)	574

Total Xunlei Limited’s shareholders’ equity	457,083	457,891
Non-controlling interests	(1,145)	(870)

Total liabilities and shareholders’ equity	568,087	580,362

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	March 31, 2015	March 31, 2014	December 31, 2014
	US$	US$	US$

Revenues, net of rebates and discounts	30,200	32,957	35,497
Business taxes and surcharges	(55)	(955)	(153)

Net revenues	30,145	32,002	35,344
Cost of revenues	(12,101)	(14,077)	(13,529)

Gross profit	18,044	17,925	21,815
Operating expenses
Research and development expenses	(9,427)	(5,445)	(9,057)
Sales and marketing expenses	(2,897)	(2,944)	(4,323)
General and administrative expenses	(7,154)	(5,718)	(7,239)

Total operating expenses	(19,478)	(14,107)	(20,619)

Operating (loss)/income	(1,434)	3,818	1,196

Interest income	1,987	387	2,490
Interest expense	(60)	—	(59)
Other income, net	1,456	1,123	1,540
Share of income/(loss) from equity investee	(25)	(126)	48

Income from continuing operations before income taxes	1,924	5,202	5,215
Income tax benefit / (expense)	471	(610)	1,995

Net income from continuing operations	2,395	4,592	7,210

Discontinued operations
Loss from discontinued operations before income taxes	(7,740)	(5,032)	(7,338)
Income tax benefit	774	548	778

Net loss from discontinued operations	(6,966)	(4,484)	(6,560)

Net (loss)/income	(4,571)	108	650
Less: net loss attributable to non-controlling interest	(278)	(219)	(229)

Net (loss)/income attributable to Xunlei	(4,293)	327	879

Contingent beneficial conversion feature of Series C to a Series C shareholder	—	(57)	—
Deemed dividend to Series D shareholder from its modification	—	(279)	—
Accretion of Series D to convertible redeemable preferred shares redemption value	—	(1,153)	—
Accretion of Series E to convertible redeemable preferred shares redemption value	—	(2,525)	—
Amortization of beneficial conversion feature of Series E	—	(933)	—

Net income/(loss) attributable to common shareholders	(4,293)	(4,620)	879

Earnings/(loss) per share for common shares, basic
Continuing operations	0.0080	(0.0022)	0.0229
Discontinued operations	(0.0209)	(0.0730)	(0.0202)

Total earnings/(loss) per share for common shares, basic	(0.0129)	(0.0752)	0.0027

Earnings/(loss) per share for common shares, diluted
Continuing operations	0.0080	(0.0022)	0.0225
Discontinued operations	(0.0209)	(0.0730)	(0.0198)

Total earnings/(loss) per share for common shares, diluted	(0.0129)	(0.0752)	0.0027

Earnings/(loss) per ADS, basic
Continuing operations	0.0401	(0.0110)	0.1143
Discontinued operations	(0.1046)	(0.3650)	(0.1008)

Total earnings/(loss) per ADS, basic	(0.0645)	(0.3760)	0.0135

Earnings/(loss) per ADS, diluted
Continuing operations	0.0401	(0.0110)	0.1124
Discontinued operations	(0.1046)	(0.3650)	(0.0991)

Total earnings/(loss) per ADS, diluted	(0.0645)	(0.3760)	0.0133

Weighted average number of common shares used in calculating continuing operations:
Basic	332,947,020	61,447,372	325,436,943
Diluted	332,947,020	61,447,372	330,978,838
Weighted average number of ADSs used in calculating continuing operations:
Basic	66,589,404	12,289,474	65,087,389
Diluted	66,589,404	12,289,474	66,195,768

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations) 3

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	March 31, 2015	March 31, 2014	December 31, 2014
	US$	US$	US$
GAAP operating (loss)/income	(1,434)	3,818	1,196
Share-based compensation expenses	2,239	1,046	2,510
Non-GAAP operating income	805	4,864	3,706

GAAP net income from continuing operations	2,395	4,592	7,210
Share-based compensation expenses	2,239	1,046	2,510
Gain on fair value changes of warrants liabilities	—	(187)	—
Non-GAAP net income from continuing operations	4,634	5,451	9,720

GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	0.0080	(0.0022)	0.0229
Diluted	0.0080	(0.0022)	0.0225

GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	0.0401	(0.0110)	0.1143
Diluted	0.0401	(0.0110)	0.1124

Non-GAAP earnings per share for common shares attributable to continuing operations:
Basic	0.0148	0.0118	0.0306
Diluted	0.0148	0.0118	0.0301

Non-GAAP earnings per ADS attributable to continuing operations:
Basic	0.0738	0.0589	0.1529
Diluted	0.0738	0.0589	0.1503

Weighted average number of common shares used in calculating:
Basic	332,947,020	61,447,372	325,436,943
Diluted	332,947,020	61,447,372	330,978,838

Weighted average number of ADSs used in calculating:
Basic	66,589,404	12,289,474	65,087,389
Diluted	66,589,404	12,289,474	66,195,768

[3]	Non-GAAP reconciliation excludes the operations classified as discontinued operations. The comparative figures have been recalculated to exclude discontinued operations.